FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2008

EUROSEAS LTD.

(Translation of registrant's name into English)

Euroseas Ltd.

Aethrion Center

40 Ag. Konstantinou Street

151 24 Maroussi, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_| No |X|


INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the "Company") on November 13, 2008 that the Company reports results for third quarter and nine months period ended September 30, 2008

EXHIBIT 1

Euroseas Ltd. Reports Results for the Third Quarter and Nine Month Period Ended September 30, 2008

Maroussi, Athens, Greece – November 13, 2008 – Euroseas Ltd. (NASDAQ: ESEA), an owner and operator of drybulk and container carrier vessels and provider of seaborne transportation for drybulk and containerized cargoes, announced today its results for the third quarter of 2008 and nine month period ended September 30, 2008.

Third Quarter 2008 Highlights:

•

Net income of $15.3 million or $0.50 per share basic and diluted on total net revenues of $35.5 million. Excluding the effect on the earnings for the quarter from the amortization of the fair value of time charter contracts acquired the earnings per share for the quarter ended September 30, 2008 would have been $0.46 per share basic and diluted.

•

Adjusted EBITDA was $23.0 million. Please refer to a subsequent section of the Press Release for a reconciliation of adjusted EBITDA to net income.

•

An average of 16 vessels were operated during the third quarter of 2008 earning an average time charter equivalent rate of $25,951 per day.

•

Declared a quarterly dividend of $0.20 per share for the third quarter of 2008 payable on December 23, 2008 to shareholders of record on December 16, 2008. This is the thirteenth consecutive quarterly dividend declared.

Nine Months 2008 Highlights:

•

Net income of $46.2 million or $1.52 per share basic and $1.51 per share diluted on total net revenues of $102.7 million. Excluding the effect on the earnings for the period from the amortization of the fair value of time charter contracts acquired the earnings per share for the nine months ended September 30, 2008 would have been $1.33 per share basic and $1.32 per share diluted.

•

Adjusted EBITDA was $65.7 million. Please refer to a subsequent section of the Press Release for a reconciliation of adjusted EBITDA to net income.

•

An average of 15.48 vessels were operated during the first nine months of 2008 earning an average time charter equivalent rate of $25,868 per day

•

Declared quarterly dividends for the first, second and third quarters of 2008, aggregating $0.83 per share.

Aristides Pittas, Chairman and CEO of Euroseas commented: “The third quarter of 2008 was one of our best in terms of vessel operating results. However, starting in September 2008 and continuing in October and November the global shipping markets were directly affected by the credit crisis and trade effectively came to a standstill. As a result spot charter rates plummeted. While we believe that the long term prospects of world trade continue to remain strong, we expect that the broad economic slowdown will continue to have a negative effect on the amount of the goods being shipped in the near term, thus, exerting downward pressure on shipping rates and vessel prices.

Given the strength of our balance sheet, Euroseas is especially well positioned to benefit from such a market environment by pursuing attractive investments. We avoided investing in dry bulk vessels at historically high prices over the last 2 years, focusing instead on investing in older ships which we employed mostly on the spot market thus minimizing residual value and charterer risk. Such a strategy put us in a solid financial position with a significant amount of cash, ready to exploit opportunities to renew our fleet as we believe this is the time to buy younger vessels.

To increase our purchasing power, our Board has decided to reduce our quarterly dividend to $0.20 per share to maximize our flexibility in pursuing the above strategy for the long term benefit of our shareholders. This dividend still represents a significant yield of about 20% on the basis of our stock price on November 12, 2008. Our aim remains to continue providing substantial dividends throughout the market cycles while exploiting unique investment opportunities that might emerge.”

Tasos Aslidis, Chief Financial Officer of Euroseas commented: “The results of the first nine months of 2008 reflect significantly higher revenues compared to the first nine months of 2007 due to the higher average time charter equivalent rate our vessels have achieved and the higher number of vessels in our fleet.  Our results for the quarter were however affected by the general conditions affecting the credit markets. For example, one of our previous charterers against whom we had a claim for approximately $0.5 million went bankrupt and as a result we needed to make a provision for it. Still, our net revenues of $35.5 million for the quarter were the highest ever. Our results were also negatively affected by non-cash losses on interest rate derivatives and declines in value of a small amount of securities held for a total of about ($0.04) per share.

Daily vessel operating expenses, including management fees, during the first nine months of 2008 reflect an increase of about 20.3% on a per vessel per day basis compared to the same period in 2007. Despite this increase, we maintain one of the lowest operating cost structures amongst the public shipping companies which, we believe, is one of our competitive advantages. It is worth noting that in the third quarter of 2008 most of the cost increases that occurred in the second quarter were reversed. We will continue to focus on controlling and reducing our costs while ensuring safe operations.

I would like to note that we are comfortably – given our low leverage – in compliance with all our debt covenants as of September 30, 2008. In addition, we have approximately $74 million of unrestricted cash plus about $7 million of restricted cash against total debt of about $62 million. Our scheduled debt repayments in 2009 are about $12.5 million, a number low enough to provide us with operational cash flow comfort.”

Third Quarter 2008 Results:

For the third quarter of 2008, the Company reported total net revenues of $35.5 million and net income of $15.3 million representing a 65.3% and 61.8% increase, respectively, over total net revenues of $21.5 million and net income of $9.5 million during the third quarter of 2007. On average, 16 vessels were operated during the third quarter 2008 earning an average time charter equivalent rate of $25,951 per day compared to 12.13 vessels in the same period 2007 earning on average $20,024 per day.

Adjusted EBITDA for the third quarter of 2008 was $23.0 million, a 51.0% increase over $15.2 million achieved during the third quarter of 2007. Please see below for Adjusted EBITDA reconciliation to net income and cash flow provided by operating activities.

Basic earnings per share for the third quarter of 2008 were $0.50, calculated on 30,476,135 weighted average number of shares outstanding, compared to earnings per share of $0.40 for the third quarter of 2007, calculated on 23,934,434 weighted average number of shares outstanding.  Diluted earnings per share were $0.50 and $0.39 calculated on 30,551,315 and 24,061,880 weighted average number of shares outstanding for the third quarter of 2008 and 2007, respectively.

Excluding the effect on the earnings for the quarter from the amortization of the fair value of time charter contracts acquired the earnings per share for the quarter ended September 30, 2008 would have been $0.46 per share basic and diluted and, for the quarter ended September 30, 2007 would have been $0.42 per share basic and diluted. Usually, security analysts do not include amortization of the fair value of period charter contracts in their published estimates of earnings per share.

The Company has declared a quarterly dividend of $0.20 per share, which represents its thirteenth consecutive quarterly dividend and a 31% decrease over last year’s third quarter dividend, reflecting the recent dramatic change of market conditions and the Company’s investment strategy.  The dividend is payable on December 23, 2008 to shareholders of record as of December 16, 2008.

Nine Months Ended September 30, 2008 Results:

For the nine months ended September 30, 2008, the Company reported total net revenues of $102.7 million and net income of $46.2 million, representing a 103.2% and 82.2% increase, respectively over the same period of 2007. Adjusted EBITDA for the period was $65.7 million, a 63.4% increase over 2007 (please see below for Adjusted EBITDA reconciliation to net income and cash flow from operating activities). In the first nine months ended September 30, 2007, net revenues were $50.6 million, net income was $25.3 million and Adjusted EBITDA was $40.2 million.  On average, 15.48 vessels were operated during the nine month period 2008 earning an average time charter equivalent rate of $25,868 per day compared to 10.41 vessels in the same period 2007 earning a time charter equivalent rate of $19,177. Results for the nine month period ended September 30, 2007 included a capital gain of $3.4 million from the sale of M/V “Ariel”. Excluding the capital gains from the 2007 results, net income and Adjusted EBITDA for the nine month period ended September 30, 2008 increased 110.6% and 78.6%, respectively, over the same period of 2007.

Basic earnings per share for the nine months ended September 30, 2008 were $1.52 calculated on 30,409,078 weighted average number of shares outstanding, compared to earnings per share of $1.30 for the same period of 2007 calculated on 19,508,351 weighted average number of shares outstanding. Diluted earnings per share were $1.51 and $1.30 calculated on 30,555,095 and 19,557,805 weighted average number of shares outstanding for the first nine months of 2008 and 2007, respectively.

Excluding the effect on the earnings for the quarter from the amortization of the fair value of time charter contracts acquired the earnings per share for the nine month period ended September 30, 2008 would have been $1.33 per share basic and $1.32 per shares diluted and, for the nine month period ended September 30, 2007 would have been $1.22 per share basic and diluted exclusive of a $0.17 per share capital gain from the sale of M/V Ariel in February 2007. Usually, security analysts do not include amortization of the fair value of period charter contracts or contribution from capital gains in their published estimates of earnings per share.

Fleet Profile:

The Euroseas Ltd. fleet profile is as follows:

Name	Type	Dwt	TEU	Year Built	Employment	TCE Rate ($/day)
Dry Bulk Vessels
IRINI (*)	Panamax	69,734		1988	Baumarine Pool – ‘til end 2008	Spot/Partly fixed
ARISTIDES N.P.	Panamax	69,268		1993	TC ‘til Jan-09	$52,000
IOANNA P.	Panamax	64,873		1984	Spot	Spot
NIKOLAOS P.	Handysize	34,750		1984	Spot	Spot
GREGOS	Handysize	38,691		1984	Spot	Spot
Total Dry Bulk Vessels	5	277,316

Multipurpose Dry Cargo Vessels
TASMAN TRADER	1	22,568	950	1990	TC ‘til Mar-12	$8,850 ‘til Dec-08, $9,500 ‘til Dec-10, $9,000 ‘til Mar-12
Container Carriers
MAERSK NOUMEA	Intermediate	34,677	2,556	2001	TC ‘til Aug-11 (3 annual options ’til Aug-14)	$16,800 ‘til Aug 11 $18,735 ‘til Aug 12 $19,240 ‘til Aug 13 $19,750 ‘til Aug 14
TIGER BRIDGE	Intermediate	31,627	2,228	1990	TC ‘til Jul-09	$16,500
ARTEMIS	Intermediate	29,693	2,098	1987	TC ‘til Dec-08	$19,000
DESPINA P	Handy size	33,667	1,932	1990	TC ‘til Jan-09	$15,250
OEL INTEGRITY (ex-JONATHAN P)	Handy size	33,667	1,932	1990	TC ‘til Mar-09	$16,500
OEL TRANSWORLD (ex-CLAN GLADIATOR)	Handy size	30,007	1,742	1992	TC ‘til Sep-09	$18,500
YM XINGANG I	Handy size	23,596	1,599	1993	TC ‘til Jul-09	$26,650
MANOLIS P	Handy size	20,346	1,452	1995	TC ‘til Oct-09	$15,800
NINOS (ex-YM QINGDAO I)	Feeder	18,253	1,169	1990	TC ‘til Apr-09	$12,800 ‘til Apr-08 $13,175 ‘til Apr-09
KUO HSIUNG	Feeder	18,154	1,169	1993	TC ‘til Jan-09	$15,800
Total Container Carriers	10	273,687	17,877
Fleet Grand Total	16	573,571	18,827

 (*) "IRINI" is employed in the Baumarine spot pool that is managed by Klaveness, a major global charterer in the dry bulk area, and also participates in “short” funds (contracts to carry cargo at agreed rates), reducing its exposure to the spot market.

Summary Fleet Data:

	3 months, ended September 30, 2007	3 months, ended September 30, 2008	9 months, ended September 30, 2007	9 months, ended September 30, 2008
FLEET DATA
Average number of vessels (1)	12.13	16.00	10.41	15.48
Calendar days for fleet (2)	1,116.0	1,471.0	2,844.0	4,242.0
Available days for fleet (3)	1,100.4	1,430.0	2,727.0	4,103.1
Voyage days for fleet (4)	1,100.3	1,402.6	2,723.4	4,048.8
Fleet utilization (5)	100.0%	98.0%	99.9%	98.7%

AVERAGE DAILY RESULTS (USD/day/vessel)
Time charter equivalent rate (6)	20,024	25,951	19,177	25,868
Vessel operating expenses (7)	5,233	5,674	4,797	5,770
General and administrative expenses (8)	434	671	411	774
Total vessel operating expenses (9)	5,667	6,345	5,208	6,544

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, drydockings or special or intermediate surveys. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

(3) Available days. We define available days as the total number of days in a period during which each vessel in our fleet was in our possession net of off-hire days associated with scheduled repairs, drydockings or special or intermediate surveys. The shipping industry uses available days to measure the number of days in a period during which vessels were available to generate revenues.

(4) Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of off-hire days associated with scheduled and unscheduled repairs, drydockings or special or intermediate surveys or days waiting to find employment or other offhire. The shipping industry uses voyage days to measure the number of days in a period during which vessels actually generate revenues.

(5) Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs or days waiting to find employment.

(6) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing revenue generated from voyage charters net of voyage expenses by available days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(7) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance, repairs and management fees are calculated by dividing vessel operating expenses plus management fees by fleet calendar days for the relevant time period.

(8) Daily general and administrative expense is calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.

(9) Total vessel operating expenses, or TVOE, is a measure of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses, management fees and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

Conference Call and Webcast:

Tomorrow, November 14, 2008 at 10:00 a.m. EDT, the company's management will host a conference call to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 866 819 7111 (from the US), 0800 953 0329 (from the UK) or +44 (0)1452 542 301 (international standard dial in). Please quote “Euroseas”.

A recording of the conference call will be available until November 21, 2008 by dialing 1 866 247 4222 (from the US), 0800 953 1533 (from the UK) or +44 (0)1452 550 000 (international standard dial in). Access Code: 6973591#

Audio webcast – Slides Presentation:

There will be a live and then archived audio webcast of the conference call, via the internet through the Euroseas website (www.euroseas.gr).  Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

A slides presentation on the third quarter and nine month period ended September 30, 2008 results in PDF format will also be available 30 minutes prior to the conference call and webcast accessible on the company’s website (www.euroseas.gr) on the webcast page.  Participants to the webcast can download the PDF presentation.

Euroseas Ltd.

Consolidated Condensed Statement of Income

(All amounts expressed in U.S. Dollars – except share amounts)

	Three Months Ended September 30,	Three Months Ended, September 30,	Nine Months Ended, September 30,	Nine Months Ended September 30,
	2007	2008	2007	2008
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues
Voyage revenue	22,538,504	37,111,568	53,062,852	107,564,775
Commissions	(1,086,167)	(1,660,638)	(2,507,268)	(4,827,793)
Net revenues	21,452,337	35,450,930	50,555,584	102,736,982

Operating expenses
Voyage expenses	506,663	712,403	835,286	2,829,862
Vessel operating expenses	4,867,262	6,944,686	11,217,421	20,352,597
Amortization and depreciation	4,667,638	8,887,717	10,830,769	25,344,198
Management fees	973,416	1,407,120	2,424,794	4,121,655
Other general and administrative expenses	484,302	987,746	1,168,218	3,285,175
Total operating expenses	11,499,281	18,939,672	26,476,488	55,933,487

Net gain from sale of vessel	-	-	3,411,397	-
Operating income	9,953,056	16,511,258	27,490,493	46,803,495
Other income/(expenses)
Interest and finance cost	(1,233,086)	(610,924)	(3,591,190)	(2,311,660)
Interest income	751,966	525,123	1,447,947	2,385,342
Loss from investments	-	(992,706)	-	(561,011)
Loss on interest rate swap	-	(110,206)	-	(110,206)
Foreign exchange loss	(1,824)	(2,894)	(1,764)	(16,276)
Other expenses, net	(482,944)	(1,191,607)	(2,145,007)	(613,811)

Net income	9,470,112	15,319,652	25,345,486	46,189,684
Earnings, per share, basic	0.40	0.50	1.30	1.52
Weighted average number of shares, basic	23,934,434	30,476,135	19,508,351	30,409,078
Earnings, per share, diluted	0.39	0.50	1.30	1.51
Weighted average number of shares, diluted	24,061,880	30,551,315	19,557,805	30,555,095

Euroseas Ltd.

Consolidated Condensed Balance Sheet

(All amounts expressed in U.S. Dollars)

	December 31, 2007	September 30, 2008
	(unaudited)	(unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	104,135,320	74,297,153
Trade accounts receivable	1,174,045	1,441,850
Other receivables, net	741,081	1,445,275
Due from related company	5,291,197	4,862,004
Inventories	1,903,678	1,649,820
Restricted cash	1,739,879	2,359,781
Trading securities	2,891,658	2,118,935
Prepaid expenses	430,605	465,015
Total current assets	118,307,463	88,639,833

Fixed assets:
Vessels, net	238,248,984	268,824,600
Long-term assets:
Restricted cash	4,500,000	4,800,000
Deferred charges, net	5,529,870	7,937,391
Deferred offering expenses	-	143,505
Fair value of above market time charter acquired	4,604,514	2,391,195
Total long-term assets	252,883,368	284,096,691
Total assets	371,190,831	372,736,524

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Long term debt, current portion	25,575,000	15,740,000
Trade accounts payable	3,789,764	3,082,489
Accrued expenses	2,043,585	1,202,518
Accrued dividends	-	132,525
Deferred revenue	3,774,162	3,415,007
Total current liabilities	35,182,511	23,572,539

Long-term liabilities:
Long term debt, net of current portion	56,015,000	46,590,000
Interest rate swap	-	110,206
Fair value of below market time charter acquired	8,202,972	9,782,579
Total long-term liabilities	64,217,972	56,482,785
Total liabilities	99,400,483	80,055,324

Shareholders' equity:
Common stock (par value $0.03, 100,000,000 shares authorized, 30,261,113 and 30,508,111 issued and outstanding) Preferred shares (par value $0.01, 20,000,000 shares authorized, no shares issued and outstanding)	907,834	915,244
Additional paid-in capital	231,147,700	234,344,035
Retained earnings	39,734,814	57,421,921
Total shareholders' equity	271,790,348	292,681,200
Total liabilities and shareholders' equity	371,190,831	372,736,524

Euroseas Ltd.

Consolidated Condensed Statements of Cash Flows

 (All amounts expressed in U.S. Dollars)

	Nine Months Ended September 30,	Nine Months Ended September 30,
	2007	2008
	(unaudited)	(unaudited)
Cash flows from operating activities:
Net income	25,345,486	46,189,684
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of vessels	9,818,391	22,604,142
Amortization of deferred charges	1,066,931	2,804,537
Amortization of fair value of time charters	1,852,543	(5,804,512)
Gain on sale of vessels	(3,411,397)	-
Share-based compensation	-	1,392,823
Investment in trading securities, net	-	(62,045)
Loss on trading securities	-	834,768
Loss on interest rate swap	-	110,206
Changes in operating assets and liabilities	(1,359,099)	(7,476,078)
Net cash provided by operating activities	33,312,855	60,593,525

Cash flows from investing activities:
Purchase of vessels including improvements	(95,699,902)	(43,582,320)
Advances for vessel acquisition	(2,408,154)	-
Change in restricted cash	(1,005,376)	(919,902)
Proceeds from sale of vessels	5,223,522	-
Net cash (used in) investing activities	(93,889,910)	(44,502,222)

Cash flows from financing activities:
Issuance of share capital	348,685	5,030
Net proceeds from shares issued	118,687,556	1,805,892
Dividends paid	(13,237,819)	(28,370,052)
Loan arrangement fees paid	(40,000)	-
Offering expenses paid	(1,223,065)	(110,340)
Proceeds from long term debt	10,000,000	-
Repayment of long-term debt	(13,590,000)	(19,260,000)
Net cash provided by / (used in) financing activities	100,945,357	(45,929,470)

Net increase / (decrease) in cash and cash equivalents	40,368,302	(29,838,167)
Cash and cash equivalents at beginning of period	2,791,107	104,135,320
Cash and cash equivalents at end of period	43,159,409	74,297,153

Euroseas Ltd.

Reconciliation of Adjusted EBITDA to

Net Income and Cash Flow Provided By Operating Activities

(All amounts expressed in U.S. Dollars)

	Three Months Ended September 30, 2007	Three Months Ended September 30, 2008	Nine Months Ended September 30, 2007	Nine Months Ended September 30, 2008
Net income	9,470,112	15,319,652	25,345,486	46,189,684
Interest and finance costs, net (includes interest income)	481,120	85,801	2,143,243	(73,682)
Depreciation and amortization	4,667,638	8,887,717	10,830,769	25,344,198
Amortization of deferred revenue of below market time charter acquired	(116,856)	(2,025,674)	(348,647)	(8,017,831)
Amortization of deferred revenue of above market time charter acquired	737,773	737,773	2,201,190	2,213,319
Adjusted EBITDA	15,239,787	23,005,269	40,172,041	65,655,688

	Three Months Ended September 30, 2007	Three Months Ended September 30, 2008	Nine Months Ended September 30, 2007	Nine Months Ended September 30, 2008
Net cash flow provided by operating activities	11,989,767	20,638,993	33,312,855	60,593,525
Changes in operating assets / liabilities	2,785,603	3,673,539	1,359,099	7,476,078
Gain from vessel sale	-	-	3,411,397	-
Loss on trading securities, net	-	(1,091,463)	-	(834,768)
Investment in trading securities, net	-	344,691	-	62,045
Loss on interest rate swap	-	(110,206)	-	(110,206)
Share based compensation	-	(515,425)	-	(1,392,823)
Interest, net	464,417	65,140	2,088,690	(138,163)
Adjusted EBITDA	15,239,787	23,005,269	40,172,041	65,655,688

EBITDA Reconciliation:

Euroseas Ltd. considers Adjusted EBITDA to represent net earnings before interest, taxes, depreciation, amortization and amortization of deferred revenues from above or below market time charters acquired. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is a basis upon which we assess our liquidity position and because we believe that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness. The Company’s definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

Euroseas Ltd.

Reconciliation of Net Income Excluding the Effect from the Amortization of the

Fair Value of Charters Acquired and Gains from Vessel Sales to Net Income

(All amounts expressed in U.S. Dollars – except share data and per share amounts)

	Three Months Ended September 30, 2007	Three Months Ended September 30, 2008	Nine Months Ended September 30, 2007	Nine Months Ended September 30, 2008
Net income	9,470,112	15,319,652	25,345,486	46,189,684
Amortization of deferred revenue of below market time charter acquired	(116,856)	(2,025,673)	(348,647)	(8,017,831)
Amortization of deferred revenue of above market time charter acquired	737,773	737,773	2,201,190	2,213,319
Gain on vessel sale	-	-	(3,411,397)	-
Net Income excluding amortization of the fair value of charters acquired and gains on vessel sales	10,091,029	14,031,752	23,786,632	40,385,172
Net Income per share excluding amortization of the fair value of charters acquired, basic	0.42	0.46	1.22	1.33
Weighted average number of shares, basic	23,934,434	30,476,135	19,508,351	30,409,078
Net Income per share excluding amortization of the fair value of charters acquired, diluted	0.42	0.46	1.22	1.32
Weighted average number of shares, diluted	24,061,880	30,551,315	19,557,805	30,555,095

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 136 years. Euroseas trades on the NASDAQ Global Select Market under the ticker ESEA.

Euroseas operates in the dry cargo, drybulk and container shipping markets. Euroseas’ operations are managed by Eurobulk Ltd., an ISO 9001:2000 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 16 vessels, including 3 Panamax drybulk carriers, 2 Handysize drybulk carriers, 3 Intermediate container ship, 5 Handysize container ships, 2 Feeder container ships and a multipurpose dry cargo vessel. Euroseas` 5 drybulk carriers have a total cargo capacity of 277,316 dwt, its 10 container ships have a cargo capacity of 17,877 teu and its 1 multipurpose vessel has a cargo capacity of 22,568 dwt or 950 teu.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels and container ships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contact:

Visit our website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: nbornozis@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  EUROSEAS LTD.

                                  (registrant)

Dated:  November 13, 2008

 By: /s/ Aristides J. Pittas

 ---------------------------------

 Aristides J. Pittas

 President